EXHIBIT 11


STATEMENT RE:  COMPUTATION OF LOSS PER SHARE
(in thousands, except loss per share data)




Primary and Fully Diluted
Loss per Share:

		    Three Months ended 9/30/96,   Nine Months ended 9/30/96,
			  1996        1995              1996      1995

Net loss                 ($221)      ($103)            ($638)    ($364)


Weighted average common
 shares outstanding     12,602      11,387            12,596    10,839

Loss per share          ($0.02)     ($0.01)            ($.05)    ($.03)